UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Employment Agreement with Chief Scientific Officer

This report on Form 6-K (the “Report”) contains information regarding the entry into a material employment agreement by Kazia Therapeutics Limited (the “Company”). On April 10, 2026, the Company entered into an Employment Agreement (the “Agreement”) with Dr. Sudha Rao, pursuant to which Dr. Rao will serve as the Company’s Chief Scientific Officer (“CSO”), effective April 13, 2026.

Under the terms of the Agreement, Dr. Rao will serve as Chief Scientific Officer on a part-time basis (three days per week) and will receive an annual base salary of AUD$325,000. Dr. Rao is eligible to receive an annual performance bonus with a target of 40% of her base salary, subject to the achievement of performance objectives determined by the Company’s Board of Directors. The Agreement also provides for a grant of options to acquire 250,000 American Depositary Shares (“ADS”) of the Company, subject to approval by the Company’s Board of Directors, with one-third vesting upon commencement of employment and the remaining two-thirds vesting in two equal annual installments on the first and second anniversaries of the commencement date. The Agreement permits Dr. Rao to maintain concurrent employment with QIMR Berghofer Medical Research Institute.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Press Release

The Company is furnishing with this Report on Form 6-K a press release announcing the appointment of Dr. Sudha Rao as Chief Scientific Officer, dated April 15, 2026, as Exhibit 99.1.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein, including Exhibits 10.1 and 99.1, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

The Company hereby incorporates by reference the information contained under the heading “Departure of Director” in the Company’s report on Form 6-K furnished with the Securities and Exchange Commission on March 31, 2026, but excluding any other information contained in such report, including Exhibits 99.1 and 99.2 thereto, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

EXHIBIT INDEX

Exhibit	Description
10.1	Employment Agreement, dated as of April 10, 2026, by and between Kazia Therapeutics Limited and Dr. Sudha Rao.
99.1	Press Release dated April 15, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: April 15, 2026

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